Exhibit 99.1

For Immediate Release

Contact:

WSP Holdings Limited	CCG Investor Relations, Inc.
Ms. Judy Zhu, IR Director	Ms. Elaine Ketchmere, Partner
Phone: +86-510-8536-0401	Phone: +1-310-954-1345 (Los Angeles)
E-mail: info@wsphl.com	E-mail: elaine.ketchmere@ccgir.com
http://www.wsphl.com	http://www.ccgirasia.com

Mr. Crocker Coulson, President
Phone: +1-646-213-1915 (New York)
Email: crocker.coulson@ccgir.com

WSP Holdings Announces Second Quarter 2011 Results

Wuxi, China, October 11, 2011 — WSP Holdings Limited (NYSE: WH) ("WSP Holdings" or the "Company"), a leading Chinese manufacturer of API (American Petroleum Institute) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction ("Oil Country Tubular Goods" or "OCTG"), and other pipes and connectors, today announced its unaudited financial results for the second quarter ended June 30, 2011.

Second Quarter 2011 Highlights

(Comparison with the first quarter of 2011 and the second quarter of 2010)

	Q2 2011	Q1 2011	Q-o-Q	Q2 2010	Y-o-Y
Net revenues ($ million)	185.5	131.2	41.4%	134.1	38.4%
Gross profit ($ million)	6.7	11.9	-43.4%	7.5	-10.6%
Gross margin (% of net revenues)	3.6%	9.1%	—	5.6%	—
Loss from operations ($ million)	(10.1)	(8.5)	-19.4%	(5.8)	-76.1%
Net loss attributable to WSP Holdings Limited ($ million)	(19.2)	(13.7)	-40.1%	(12.0)	-60.3%
Loss per ADS ($)	(0.19)	(0.13)	-46.2%	(0.12)	-58.3%

"The second quarter saw an overall increase in our revenues from the first quarter of 2011, mainly due to an increase in sales of API products in China. Export sales also increased in the second quarter of 2011 due to an increase in sales of non-API products to Venezuela. We are encouraged by the overall increase in our revenues that resulted from increases in domestic and export sales," commented Mr. Longhua Piao, the Chairman and CEO of WSP Holdings. “We expect to see a gradual increase in our export sales of both API and non-API products to countries in South America, Middle East and Central Asia as we continue to build upon our success in these new international markets."

Financial Results

Second Quarter 2011 Financial Results

(Comparison with the first quarter of 2011 and the second quarter of 2010)

Net revenues ($ million)	Q2 2011	Q1 2011	Q-o-Q	Q2 2010	Y-o-Y
API	108.0	88.7	21.7%	105.2	2.7%
Non-API	44.0	23.2	89.7%	12.1	264.6%
Others	33.5	19.3	74.2%	16.8	99.2%
Total	185.5	131.2	41.4%	134.1	38.4%
Domestic	106.7	60.5	76.2%	84.2	26.7%
Export	78.8	70.7	11.6%	49.9	58.0%

Sales volume (tonnes)	Q2 2011	Q1 2011	Q-o-Q	Q2 2010	Y-o-Y
API	101,677	77,873	30.6%	108,312	-6.1%
Non-API	23,187	11,986	93.5%	6,775	242.2%
Others	52,393	25,653	104.2%	27,914	87.7%
Total	177,257	115,512	53.5%	143,001	24.0%
Domestic	126,039	68,597	83.7%	109,508	15.1%
Export	51,218	46,915	9.2%	33,493	52.9%

WSP Holdings reported revenues of $185.5 million in the second quarter of 2011 compared to $131.2 million in the first quarter of 2011 mainly due to an increase in revenues generated from domestic sales. Domestic sales and international sales accounted for 57.5% and 42.5%, respectively, of total revenues for the second quarter of 2011.

On a quarter-over-quarter basis, domestic sales increased mainly due to an 83.7% increase in domestic sales volume. Export sales increased quarter-over-quarter due to an increase in sales of non-API products to Venezuela, which led to a 9.2% increase in international sales volume and a 2.3% increase in average selling prices.

On a year-over-year basis, domestic sales increased due to a 10.1% increase in average selling prices and a 15.1% increase in domestic sales volume. Export sales increased year-over-year due to a 52.9% increase in international sales volume, mainly attributable to an increase in sales of non-API products to Venezuela, and a 3.3% increase in average selling prices.

API and non-API product sales accounted for 58.2% and 23.7%, respectively, of total revenues in the second quarter of 2011. Higher quarter-over-quarter sales revenues from API product sales were primarily due to a 30.6% increase in sales volume, offset by a 6.8% decrease in average selling prices. Non-API sales revenues increased quarter-over-quarter due to a 93.5% increase in sales volume, offset by a 1.9% decrease in average selling prices. Sales of other products comprising mainly green pipes increased 74.2% quarter-over-quarter mainly due to a 14.7% decrease in average selling prices and 104.2% increase in sales volume.

API sales revenues increased slightly year-over-year primarily due to a 9.4% increase in average selling prices, offset by a 6.1% decrease in sales volume. Non-API sales increased year-over-year primarily due to a 242.2% increase in sales volume and a 6.6% increase in average selling prices.

Gross margin in the second quarter of 2011 was 3.6%, compared to 9.1% in the first quarter of 2011 and 5.6% in the second quarter of 2010. Lower quarter-over-quarter and year-over-year gross margins were primarily due to an increase in raw material costs, which resulted in higher costs of revenues in the second quarter of 2011.

Operating expenses in the second quarter of 2011 were $16.9 million, down 17.2% from $20.4 million in the first quarter of 2011 and up 27.0% from $13.3 million in the second quarter of 2010. Selling and marketing expenses were $6.1 million, compared to $5.4 million in the first quarter of 2011 and $4.9 million in the second quarter of 2010. General and administrative expenses were $10.9 million, compared to $15.5 million in the first quarter of 2011 and $11.1 million in the second quarter of 2010. The quarter-over-quarter decrease in general and administrative expenses was primarily due to a reduction of bad debt provision in the second quarter of 2011.

Loss from operations was $10.1 million in the second quarter of 2011, compared to loss from operations of $8.5 million and $5.8 million in the first quarter of 2011 and the second quarter of 2010, respectively.

Net interest expense was $10.0 million in the second quarter of 2011, compared to $7.4 million in the first quarter of 2011 and $6.9 million in the second quarter of 2010. Higher year-over-year net interest expense was mainly attributable to an increase in borrowings and interest rate, and partially due to a reduction in the capitalization of interest expense with the completion of certain construction projects.

The Company recorded an income tax expense of $1.4 million in the second quarter of 2011, compared to income tax benefit of $0.07 million in the second quarter of 2010.

Net loss attributable to WSP Holdings was $19.2 million in the second quarter of 2011, compared to net loss of $13.7 million and $12.0 million in the first quarter of 2011 and the second quarter of 2010, respectively.

Basic and diluted loss per ADS were both $0.19 in the second quarter of 2011, compared to basic and diluted loss per ADS of $0.13 and $0.12 for both in the first quarter of 2011 and in the second quarter of 2010, respectively.

Six Month Results

Revenues for the first six months of 2011 were $316.7 million, up 62.4% from revenues of $195.0 million in the first six months of 2010. Gross profit was $18.6 million for the first six months of 2011, compared to gross loss of $6.7 million for the first six months of 2010. Gross margin was 5.9%, compared to a negative 3.4% for the first six months of 2010. Operating loss was $18.6 million for the first six months of 2011, compared to operating loss of $28.5 million for the first six months of 2010. Net loss attributable to WSP Holdings was $33.0 million for the first six months of 2011, compared to net loss attributable to WSP Holdings of $39.0 million for the first six months of 2010. Basic and diluted loss per ADS were both $0.32 for the first half of 2011, compared to basic and diluted loss per ADS of $0.38 for both in the first half of 2010.

Financial Condition

As of June 30, 2011, the Company had cash and cash equivalents of $32.4 million, compared to $48.7 million as of December 31, 2010. Restricted cash totaled $214.0 million as of June 30, 2011, compared to $142.0 million as of December 31, 2010. As of June 30, 2011, the Company had short term borrowings of $721.5 million and long term borrowings of $122.8 million, compared to $596.5 million and $135.9 million, respectively, as of December 31, 2010. The Company has been carefully monitoring its liquidity to ensure that its anticipated working capital needs over the next few quarters are met by renewing and seeking to increase the existing lines of credit while taking appropriate cost-cutting measures. The Company has recently entered into a syndicated bank credit facility agreement with certain commercial banks for up to RMB3.5 billion (approximately $547.9 million). Out of this amount, RMB2.86 billion (approximately $447.7 million) of the syndicated loan facility has been approved and made immediately available to the Company, while the remaining balance of RMB640 million (approximately $100.2 million) is subject to the banks’ further approval over the next three years. The Company will be subject to continued compliance with certain bank loan covenants including maintaining certain required financial ratios and has pledged certain assets to the banks as collateral. This syndicated loan facility allows the Company to replace certain of its existing short-term borrowings with mid-term working capital loans and helps the Company to improve its current cash flow position and liquidity.

Accounts receivable and inventory totaled $261.0 million and $259.8 million, respectively, as of June 30, 2011, compared to $200.0 million and $240.7 million, respectively, as of December 31, 2010. As of June 30, 2011, total assets were $1,528.1 million, total liabilities were $1,259.8 million and total equity was $268.3 million.

Capital expenditures incurred for the six months ended June 30, 2011 were $70.6 million and were funded mainly through medium- and long-term bank loans. The Company has almost completed its major capital expenditure projects and will continue to re-evaluate and revise its capital expenditure plan based on the prevailing economic conditions and future expectations, as well as the availability of funding.

Update on New Production Facility

WSP Pipe Company Limited ("WSP Pipe")

Construction of an OCTG pipe manufacturing and sales facility at WSP Pipe, the Company's wholly-owned subsidiary in the Thai-Chinese Rayong Industrial Zone, Thailand, is near completion. The first of two hot-rolling production lines with a combined production capacity of 200,000 tonnes per year commenced trial production in the second quarter of 2011, whereas the second hot-rolling production line was completed and commenced trial production in the third quarter of 2011.

Operational Environment and Business Outlook

Crude oil prices have traded between $91 and $100 a barrel until end of July 2011, down from highs of $114 a barrel in April, 2011. According to statistics from Baker Hughes, a top-tier oilfield service company, worldwide rig counts have been increasing. US rig counts reached 2,012 as of October 7, 2011, up from 1,671 as of October 8, 2010 while international rig counts reached 1,174 as of September 2011, up from 1,120 as of September 2010. The global economic uncertainty, as intensified by the series of political developments in North Africa and the Middle East, had caused oil prices to continue trending upward steadily since the beginning of 2011. However, oil prices began to fluctuate and trade below $100 a barrel in the second quarter of 2011 amid signs of slowing global economic growth and growing concerns of a European debt crisis. In mid-August 2011, oil prices fell to their lowest levels in six months to below $80 a barrel as US investors worried about another recession after the downgrade of the US credit rating by Standard & Poor’s before rising to barely above $80 a barrel most recently in early October 2011. On the whole, oil prices are expected to continue fluctuating in the near term due to escalating disruption to oil production in the OPEC nations before rising gradually in the longer term as global economic growth leads to higher demand for oil.

On the international front, WSP Holdings has been successful in its efforts to pursue new opportunities and broaden its customer base, especially in South America, Middle East and Central Asia. The Company expects to secure more contract wins in South America this year as it is currently bidding for more tenders in Venezuela and Ecuador. The Company also expects to see a gradual improvement in sales to North America in the second half of 2011 once its subsidiaries in Houston and Thailand reach targeted utilization and volume levels.

On the domestic front, WSP Holdings continues to develop and launch new series of non-API products for commercial use and focus mainly on customers in areas such as Xinjiang Autonomous Region, Sichuan Province and Shaanxi Province, which provide opportunities for sales of higher-margin, non-API products. The Company plans to launch certain new series of non-API products in the near term for trial testing at major domestic oilfields and expects to see a further improvement in domestic sales of non-API products.

Conference Call

WSP Holdings' management will host a conference call at 9:00 a.m. Eastern Time on October 11, 2011 to discuss its unaudited financial results for the second quarter of 2011. To participate in this live conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: 866 519 4004. International callers should call +1 718 354 1231. The conference pass code is 150 431 36. A replay of the conference call will be available from 12:00 ET on October 11, 2011 to 23:59 ET on October 25, 2011. To access the replay, call 866-214-5335. International callers should call +1 718-354-1232. The conference pass code is 150 431 36. This conference call will also be broadcast live over the Internet and can be accessed by all interested parties on WSP Holdings' website: http://ir.wsphl.com/. To listen to the live webcast, please go to WSP Holdings' website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.  For those unable to participate during the live broadcast, a replay will be available shortly after the call on WSP Holdings' website for 90 days.

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors.  Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions. The Company's products are used in China's major oilfields and are exported to oil producing regions throughout the world. For further information, please visit WSP Holdings' website at http://www.wsphl.com/.

Safe Harbor Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements.  Among other things, the Company's outlook and quotations from management in this announcement contain forward-looking statements. A number of factors could cause actual results to differ materially from those contained in the forward-looking statement.  Such factors include, but are not limited to, changes in anticipated level of sales, changes in national or regional economic and competitive conditions, changes in the Company's relationships with customers, the Company's ability to develop and market new products, the Company's ability to access capital for expansion, changes in principal product revenues and other factors detailed from time to time in the Company's filings with the United States Securities and Exchange

Commission and other regulatory authorities. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release was developed by the Company, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell the Company's stock. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does WSP Holdings purport it to be complete.  Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.

- Financial Tables Follow –

WSP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and share-related data)

	3 Months Ended June 30, 2011	3 Months Ended June 30, 2010	6 Months Ended June 30, 2011	6 Months Ended June 30, 2010

Net revenues	$185,543	$134,098	$316,733	$195,004
Cost of revenues	(178,817)	(126,574)	(298,133)	(201,670)
Gross profit (loss)	6,726	7,524	18,600	(6,666)

Selling and marketing expenses	(6,133)	(4,872)	(11,574)	(5,903)
General and administrative expenses	(10,873)	(11,078)	(26,417)	(20,977)
Other operating income	152	2,674	784	5,073
Loss from operations	(10,128)	(5,752)	(18,607)	(28,473)

Interest income	1,238	663	1,953	2,242
Interest expenses	(11,238)	(7,571)	(19,307)	(13,902)
Other income	192	192	384	384
Exchange differences	(623)	(493)	(567)	(956)
Loss before provision for income taxes	(20,559)	(12,961)	(36,144)	(40,705)
Provision for (benefit from) income taxes	(1,401)	71	(1,265)	(1,048)

Net loss before earnings in equity investment	(21,960)	(12,890)	(37,409)	(41,753)
Loss in equity investment	(173)	(55)	(221)	(100)
Net loss	(22,133)	(12,945)	(37,630)	(41,853)
Net loss attributable to the non-controlling interests	2,885	938	4,643	2,812
Net loss attributable to WSP Holdings Limited	$(19,248)	$(12,007)	$(32,987)	$(39,041)

Weighted average ordinary shares used in computation of loss per share:
Basic	204,375,226	204,566,562	204,375,226	205,173,624
Diluted	204,375,226	204,566,562	204,375,226	205,173,624

Loss Per Ordinary Share
Basic	$(0.09)	$(0.06)	$(0.16)	$(0.19)
Diluted	$(0.09)	$(0.06)	$(0.16)	$(0.19)

Loss Per ADS
Basic	$(0.19)	$(0.12)	$(0.32)	$(0.38)
Diluted	$(0.19)	$(0.12)	$(0.32)	$(0.38)

WSP HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	June 30, 2011	December 31, 2010

Assets
Cash and cash equivalents	$32,397	$48,688
Restricted cash	213,968	142,027
Accounts and bills receivable, net	260,963	199,970
Other current assets	324,832	301,750
Total Current Assets	832,160	692,435

Property and equipment, net	646,308	536,942
Prepaid lease payments for land use rights, non-current	34,178	33,752
Other non-current assets	15,494	67,933
Total Assets	$1,528,140	$1,331,062

Liabilities
Accounts payables	$278,129	$176,379
Borrowings due within one year	721,532	596,546
Other current liabilities	122,473	105,031
Total Current Liabilities	1,122,134	877,956

Borrowings due after one year	122,769	135,896
Other non-current liabilities	14,886	14,435
Total Liabilities	$1,259,789	$1,028,287

Total WSP Holdings Limited shareholders' equity	267,166	297,031
Non-controlling interests	1,185	5,744
Total equity	268,351	302,775
Total Liabilities and Equity	$1,528,140	$1,331,062

Note

The condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The fact that the Company suffered significant operating losses and had working capital deficiency raises substantial doubt about the Company's ability to continue as a going concern. The condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.